Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES FIRST QUARTER 2023 RESULTS

Disciplined capital allocation and commitment to debt reduction

SPRING, Texas – April 27, 2023 – Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the first quarter ended March 31, 2023.

- *Generated $1.1 billion net cash provided by operating activities, $1.9 billion net income and $346 million adjusted net income (non-GAAP)*
  - *Adjusted EBITDA (non-GAAP) of $799 million and free cash flow (non-GAAP) of $99 million*
- *Reported total net production of 411 Bcfe, or 4.6 Bcfe per day, including 3.9 Bcf per day of gas and 107 MBbls per day of liquids*
- *Invested $665 million of capital and placed 36 wells to sales, including 13 in Appalachia and 23 in Haynesville*
- *Fully redeemed outstanding 7.75% Senior Notes due 2027 utilizing cash on hand and borrowings under revolving credit facility, consistent with debt reduction plan*

"Southwestern Energy demonstrated during the quarter the quality of our dual-basin scale, portfolio optionality and differentiated access to premium markets, delivering strong operational performance and generating free cash flow for debt reduction," said Bill Way, Southwestern Energy President and Chief Executive Officer.

"Guided by our disciplined capital allocation strategy, we are moderating planned annual activity, including delaying certain dry gas-focused completions. Our operating flexibility, continued capital efficiency improvements and progress driving lower than expected inflation enable us to align capital investment with expected cash flow while maintaining our productive capacity to capitalize on the constructive longer-term natural gas outlook. Southwestern Energy continues to execute our strategy to deliver shareholder value by meeting growing global demand for lower-carbon, reliable energy," continued Way.

Financial Results

	For the three months ended March 31,	
(in millions)	**2023**	2022
Net income (loss)	**$ 1,939**	$ (2,675)
Adjusted net income (non-GAAP)	**$ 346**	$ 447
Diluted earnings (loss) per share	**$ 1.76**	$ (2.40)
Adjusted diluted earnings per share (non-GAAP)	**$ 0.31**	$ 0.40
Adjusted EBITDA (non-GAAP)	**$ 799**	$ 905
Net cash provided by operating activities	**$ 1,137**	$ 972
Net cash flow (non-GAAP)	**$ 764**	$ 861
Total capital investments [(1)]	**$ 665**	$ 544
Free cash flow (non-GAAP)	**$ 99**	$ 317

(1) Capital investments includes a decrease of $6 million and an increase of $43 million for the three months ended March 31, 2023 and 2022, respectively, relating to the change in accrued expenditures between periods.

For the quarter ended March 31, 2023, Southwestern Energy recorded net income of $1.9 billion, or $1.76 per diluted share, including a gain on mark-to-market of unsettled derivatives. Excluding this and other one-time items, adjusted net income (non-GAAP) was $346 million, or $0.31 per diluted share, and Adjusted EBITDA (non-GAAP) was $799 million. Net cash provided by operating activities was $1.1 billion, net cash flow (non-GAAP) was $764 million, and free cash flow (non-GAAP) was $99 million.

During the quarter, the Company fully redeemed its outstanding 7.75% Senior Notes due 2027 utilizing cash on hand and borrowings under its revolving credit facility. As of March 31, 2023, Southwestern Energy had total debt of $3.95 billion and net debt to adjusted EBITDA (non-GAAP) of 1.2x. At the end of the quarter, the Company had $210 million of borrowings under its revolving credit facility and $89 million in outstanding letters of credit.

The Company is currently rated one-notch below an investment grade credit rating by all three credit agencies. In January 2023, S&P updated Southwestern Energy to positive outlook, joining Fitch, which updated the Company to positive outlook in August 2022.

As indicated in the table below, first quarter 2023 weighted average realized price was $3.48 per Mcfe excluding the impact of derivatives and net of $0.27 per Mcfe of transportation expenses. Including derivatives, weighted average realized price for the first quarter was down 2% from $3.24 per Mcfe in 2022 to $3.18 per Mcfe in 2023 primarily due to lower commodity prices including a 31% decrease in NYMEX Henry Hub and a 19% decrease in WTI.

Realized Prices *(includes transportation costs)*	For the three months ended March 31,			
	2023		2022	
Natural Gas Price:				
NYMEX Henry Hub price *($/MMBtu)* [1]	$	**3.42**	$	4.95
Discount to NYMEX [2]		**(0.20)**		(0.45)
Average realized gas price, excluding derivatives *($/Mcf)*	$	**3.22**	$	4.50
Gain (loss) on settled financial basis derivatives *($/Mcf)*		**(0.08)**		0.01
Loss on settled commodity derivatives *($/Mcf)*		**(0.24)**		(1.51)
Average realized gas price, including derivatives *($/Mcf)*	$	**2.90**	$	3.00
Oil Price:				
WTI oil price *($/Bbl)* [3]	$	**76.13**	$	94.29
Discount to WTI [4]		**(10.21)**		(7.99)
Average realized oil price, excluding derivatives *($/Bbl)*	$	**65.92**	$	86.30
Average realized oil price, including derivatives *($/Bbl)*	$	**58.17**	$	50.29
NGL Price:				
Average realized NGL price, excluding derivatives *($/Bbl)*	$	**24.39**	$	39.33
Average realized NGL price, including derivatives *($/Bbl)*	$	**24.58**	$	27.08
Percentage of WTI, excluding derivatives		**32%**		42%
Total Weighted Average Realized Price [5]:				
Excluding derivatives *($/Mcfe)*	$	**3.48**	$	4.88
Including derivatives *($/Mcfe)*	$	**3.18**	$	3.24

(1) Based on last day settlement prices from monthly futures contracts.

(2) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

(3) Based on the average daily settlement price of the nearby month futures contract over the period.

(4) This discount primarily includes location and quality adjustments.

(5) Net of $0.27 per Mcfe third-party transportation charges.

Operational Results

Total net production for the quarter ended March 31, 2023 was 411 Bcfe, of which 86% was natural gas, 12% NGLs and 2% oil. Capital investments totaled $665 million for the first quarter of 2023, consistent with the Company's front-end loaded capital program, with 31 wells drilled, 36 wells completed and 36 wells placed to sales.

	For the three months ended March 31,	
Production	**2023**	2022
Natural gas production *(Bcf)*	**353**	376
Oil production *(MBbls)*	**1,418**	1,270
NGL production *(MBbls)*	**8,240**	6,919
Total production *(Bcfe)*	**411**	425
Average unit costs per Mcfe		
Lease operating expenses [1]	$ **1.05**	$ 0.94
General & administrative expenses [2]	$ **0.10**	$ 0.09
Taxes, other than income taxes	$ **0.16**	$ 0.13
Full cost pool amortization	$ **0.75**	$ 0.63

(1) Includes post-production costs such as gathering, processing, fractionation and compression.

(2) Excludes $25 million in merger-related expenses related to our 2021 Haynesville acquisitions for the three months ended March 31, 2022.

Appalachia – In the first quarter, total production was 251 Bcfe, with NGL production of 91 MBbls per day and oil production of 16 MBbls per day. The Company drilled 19 wells, completed 15 wells and placed 13 wells to sales with an average lateral length of 14,916 feet.

Haynesville – In the first quarter, total production was 160 Bcfe. There were 12 wells drilled, 21 wells completed and 23 wells placed to sales in the quarter with an average lateral length of 8,207 feet.

E&P Division Results	For the three months ended March 31, 2023	
	Appalachia	Haynesville
Gas production *(Bcf)*	193	160
Liquids production		
Oil *(MBbls)*	1,409	8
NGL *(MBbls)*	8,240	—
Production *(Bcfe)*	251	160
Capital investments *(in millions)*		
Drilling and completions, including workovers	$ 219	$ 359
Land acquisition and other	26	2
Capitalized interest and expense	31	20
Total capital investments	$ 276	$ 381
Gross operated well activity summary		
Drilled	19	12
Completed	15	21
Wells to sales	13	23
Total weighted average realized price per Mcfe, excluding derivatives	$ 3.68	$ 3.17

Wells to sales summary	For the three months ended March 31, 2023	
	Gross wells to sales	Average lateral length (ft)
Appalachia		
Super Rich Marcellus	11	15,701
Dry Gas Marcellus	2	10,596
Haynesville	23	8,207
Total	36	

Second Quarter 2023 Guidance Update

Based on current market conditions, Southwestern expects second quarter production and price differentials to be within the following ranges.

PRODUCTION	For the quarter ended June 30, 2023
Gas production *(Bcf)*	355 – 365
Liquids *(% of production)*	~13.0%
Total *(Bcfe)*	408 – 420

PRICING	
Natural gas discount to NYMEX including transportation [1]	$0.60 – $0.72 per Mcf
Oil discount to West Texas Intermediate (WTI) including transportation	$10.00 – $12.00 per Bbl
Natural gas liquids realization as a % of WTI including transportation	24% – 32%

(1)   Includes an estimated $0.05 to $0.06 per Mcf loss on basis hedges.

Conference Call

Southwestern Energy will host a conference call and webcast on Friday, April 28, 2023 at 9:30 a.m. Central to discuss first quarter 2023 financial and operating results. To participate, dial US toll-free 877-883-0383, or international 412-902-6506 and enter access code 6306886. The conference call will webcast live at www.swn.com.

A replay will also be available on SWN's website at www.swn.com following the call.

About Southwestern Energy
Southwestern Energy Company (NYSE: SWN) is a leading U.S. producer and marketer of natural gas and natural gas liquids focused on responsibly developing large-scale energy assets in the nation's most prolific shale gas basins. SWN's returns-driven strategy strives to create sustainable value for its stakeholders by leveraging its scale, financial strength and operational execution. For additional information, please visit www.swn.com and www.swncrreport.com.

Investor Contact
Brittany Raiford
Director, Investor Relations
(832) 796-7906
brittany_raiford@swn.com

Forward Looking Statement
This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. These statements are based on current expectations. The words "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "model," "target", "seek", "strive," "would," "approximate," and similar words are intended to identify forward-looking statements. Statements may be forward looking even in the absence of these particular words.

Examples of forward-looking statements include, but are not limited to, the expectations of plans, business strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our strategy to develop reserves, drilling plans and programs (including the number of rigs and frac crews to be used), estimated reserves and inventory duration, projected production and sales volume and growth rates, projected commodity prices, basis and average differential, impact of commodity prices on our business, projected average well costs, generation of free cash flow, our return of capital strategy, including the amount and timing of any redemptions, repayments or repurchases of our common stock, outstanding debt securities or other debt instruments, leverage targets, our ability to maintain or improve our credit ratings, our ability to achieve our debt reduction plan, leverage levels and financial profile, our hedging strategy, our environmental, social and governance (ESG) initiatives and our ability to achieve anticipated results of such initiatives, expected benefits from acquisitions, potential acquisitions, divestitures, potential divestitures and strategic transactions, the timing thereof and our ability to achieve the intended operational, financial and strategic benefits of any such transactions or other initiatives. These forward-looking statements are based on management's current beliefs, based on currently available information, as to the outcome and timing of future events. All forward-looking statements speak only as of the date of this news release. The estimates and assumptions upon which forward-looking statements are based are inherently uncertain and involve a number of risks that are beyond our control. Although

5

we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein.

Factors that could cause our actual results to differ materially from those indicated in any forward-looking statement are subject to all of the risks and uncertainties incident to the exploration for and the development, production, gathering and sale of natural gas, NGLs and oil, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, the costs and results of drilling and operations, lack of availability of drilling and production equipment and services, the ability to add proved reserves in the future, environmental risks, drilling and other operating risks, legislative and regulatory changes, the uncertainty inherent in estimating natural gas and oil reserves and in projecting future rates of production, the quality of technical data, cash flow and access to capital, the timing of development expenditures, a change in our credit rating, an increase in interest rates, our ability to achieve our debt reduction plan, our ability to increase commitments under our revolving credit facility, our hedging and other financial contracts, our ability to maintain leases that may expire if production is not established or profitably maintained, our ability to transport our production to the most favorable markets or at all, any increase in severance or similar taxes, the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally, the effects of weather or power outages, increased competition, the financial impact of accounting regulations and critical accounting policies, the comparative cost of alternative fuels, credit risk relating to the risk of loss as a result of non-performance by our counterparties, including as a result of financial or banking failures, impacts of world health events, including the COVID-19 pandemic, cybersecurity risks, geopolitical and business conditions in key regions of the world, our ability to realize the expected benefits from acquisitions, divestitures, and strategic transactions, our ability to achieve our GHG emission reduction goals and the costs associated therewith, and any other factors described or referenced under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and under Item 1A. "Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2022.

We have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as required by applicable law. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

###

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended March 31,	
(in millions, except share/per share amounts)	**2023**	2022
Operating Revenues:		
Gas sales	$ **1,145**	$ 1,692
Oil sales	**95**	111
NGL sales	**201**	272
Marketing	**679**	866
Other	**(2)**	2
	2,118	2,943
Operating Costs and Expenses:		
Marketing purchases	**667**	862
Operating expenses	**418**	381
General and administrative expenses	**46**	44
Merger-related expenses	**—**	25
Depreciation, depletion and amortization	**313**	275
Taxes, other than income taxes	**68**	57
	1,512	1,644
Operating Income	**606**	1,299
Interest Expense:		
Interest on debt	**63**	68
Other interest charges	**3**	3
Interest capitalized	**(30)**	(30)
	36	41
Gain (Loss) on Derivatives	**1,401**	(3,927)
Loss on Early Extinguishment of Debt	**(19)**	(2)
Other (Loss), Net	**(1)**	—
Income (Loss) Before Income Taxes	**1,951**	(2,671)
Provision for Income Taxes:		
Current	**—**	4
Deferred	**12**	—
	12	4
Net Income (Loss)	$ **1,939**	$ (2,675)
Earnings (Loss) Per Common Share		
Basic	$ **1.76**	$ (2.40)
Diluted	$ **1.76**	$ (2.40)
Weighted Average Common Shares Outstanding:		
Basic	**1,100,278,261**	1,114,610,964
Diluted	**1,102,396,636**	1,114,610,964

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2023		December 31, 2022	
ASSETS	*(in millions)*			
Current assets:				
Cash and cash equivalents	$	3	$	50
Accounts receivable, net		667		1,401
Derivative assets		463		145
Other current assets		66		68
Total current assets		1,199		1,664
Natural gas and oil properties, using the full cost method		36,430		35,763
Other		532		527
Less: Accumulated depreciation, depletion and amortization		(25,704)		(25,387)
Total property and equipment, net		11,258		10,903
Operating lease assets		175		177
Long-term derivative assets		201		72
Other long-term assets		104		110
Total long-term assets		480		359
TOTAL ASSETS	$	12,937	$	12,926
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	1,549	$	1,835
Taxes payable		109		136
Interest payable		27		86
Derivative liabilities		409		1,317
Current operating lease liabilities		43		42
Other current liabilities		29		65
Total current liabilities		2,166		3,481
Long-term debt		3,935		4,392
Long-term operating lease liabilities		128		133
Long-term derivative liabilities		208		378
Other long-term liabilities		246		218
Total long-term liabilities		4,517		5,121
Commitments and contingencies				
Equity:				
Common stock, $0.01 par value; 2,500,000,000 shares authorized; issued 1,162,882,464 shares as of March 31, 2023 and 1,161,545,588 shares as of December 31, 2022		12		12
Additional paid-in capital		7,178		7,172
Accumulated deficit		(600)		(2,539)
Accumulated other comprehensive income (loss)		(9)		6
Common stock in treasury, 61,614,693 shares as of March 31, 2023 and December 31, 2022		(327)		(327)
Total equity		6,254		4,324
TOTAL LIABILITIES AND EQUITY	$	12,937	$	12,926

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(in millions)	For the three months ended March 31,	
	2023	2022
Cash Flows From Operating Activities:		
Net income (loss)	$ **1,939**	$ (2,675)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation, depletion and amortization	**313**	275
Amortization of debt issuance costs	**2**	2
Deferred income taxes	**12**	—
(Gain) loss on derivatives, unsettled	**(1,524)**	3,232
Stock-based compensation	**1**	1
Loss on early extinguishment of debt	**19**	2
Other	**2**	(1)
Change in assets and liabilities, excluding impact from acquisitions:		
Accounts receivable	**734**	89
Accounts payable	**(257)**	126
Taxes payable	**(27)**	(13)
Interest payable	**(33)**	(16)
Inventories	**(14)**	4
Other assets and liabilities	**(30)**	(54)
Net cash provided by operating activities	**1,137**	972
Cash Flows From Investing Activities:		
Capital investments	**(670)**	(500)
Net cash used in investing activities	**(670)**	(500)
Cash Flows From Financing Activities:		
Payments on current portion of long-term debt	**—**	(202)
Payments on long-term debt	**(437)**	(21)
Payments on revolving credit facility	**(1,357)**	(2,803)
Borrowings under revolving credit facility	**1,317**	2,517
Change in bank drafts outstanding	**(33)**	34
Cash paid for tax withholding	**(4)**	(4)
Net cash used in financing activities	**(514)**	(479)
Decrease in cash and cash equivalents	**(47)**	(7)
Cash and cash equivalents at beginning of year	**50**	28
Cash and cash equivalents at end of period	$ **3**	$ 21

Hedging Summary

A detailed breakdown of derivative financial instruments and financial basis positions as of March 31, 2023, including the remainder of 2023 and excluding those positions that settled in the first quarter, is shown below. Please refer to the Company's quarterly report on Form 10-Q to be filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

| | Volume | Weighted Average Price per MMBtu | | | |
| | | | | Purchased | |
	(Bcf)	Swaps	Sold Puts	Puts	Sold Calls
Natural gas					
2023					
Fixed price swaps	453	$ 3.15	$ —	$ —	$ —
Two-way costless collars	116	—	—	2.86	3.21
Three-way costless collars	145	—	2.07	2.49	2.91
Total	714				
2024					
Fixed price swaps	528	$ 3.54	$ —	$ —	$ —
Two-way costless collars	44	—	—	3.07	3.53
Three-way costless collars	11	—	2.25	2.80	3.54
Total	583				
2025					
Three-way costless collars	99	—	2.50	3.75	5.69

| ***Natural gas financial basis positions*** | **Volume** | **Basis Differential** |
	(Bcf)	**($/MMBtu)**
Q2 2023		
Dominion South	34	$ (0.75)
TCO	22	$ (0.60)
TETCO M3	15	$ (0.55)
Trunkline Zone 1A	3	$ (0.29)
Total	74	$ (0.64)
Q3 2023		
Dominion South	34	$ (0.75)
TCO	22	$ (0.62)
TETCO M3	16	$ (0.66)
Trunkline Zone 1A	3	$ (0.29)
Total	75	$ (0.67)
Q4 2023		
Dominion South	33	$ (0.75)
TCO	20	$ (0.61)
TETCO M3	15	$ (0.18)
Trunkline Zone 1A	3	$ (0.29)
Total	71	$ (0.57)
2024		
Dominion South	46	$ (0.71)
2025		
Dominion South	9	$ (0.64)

Call Options – Natural Gas (Net)	Volume (Bcf)		Weighted Average Strike Price ($/MMBtu)
2023	36	$	2.95
2024	9	$	3.00
Total	45		

	Volume (MBbls)		Weighted Average Price per Bbl							
			Swaps		Sold Puts		Purchased Puts		Sold Calls	
Oil										
2023										
Fixed price swaps	999	$	62.61	$	—	$	—	$	—	
Two-way costless collars	294		—		—		70.00		80.58	
Three-way costless collars	926		—		34.09		45.68		56.07	
Total	2,219									
2024										
Fixed price swaps	1,571	$	71.06	$	—	$	—	$	—	
Two-way costless collars	146		—		—		70.00		78.25	
Total	1,717									
2025										
Fixed price swaps	41	$	77.66	$	—	$	—	$	—	
Ethane										
2023										
Fixed price swaps	5,570	$	11.51	$	—	$	—	$	—	
2024										
Fixed price swaps	1,305	$	10.81	$	—	$	—	$	—	
Propane										
2023										
Fixed price swaps	3,592	$	36.31	$	—	$	—	$	—	
2024										
Fixed price swaps	1,094	$	35.70	$	—	$	—	$	—	
Normal Butane										
2023										
Fixed price swaps	591	$	40.96	$	—	$	—	$	—	
2024										
Fixed price swaps	329	$	40.74	$	—	$	—	$	—	
Natural Gasoline										
2023										
Fixed price swaps	512	$	63.74	$	—	$	—	$	—	
2024										
Fixed price swaps	329	$	64.37	$	—	$	—	$	—	

Put Options – Oil (Net)	Volume (MBbls)		Weighted Average Strike Price ($/Bbl)
2023	127	$	73.50

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of the Company's peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are free cash flow, net debt, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA and net debt to adjusted EBITDA, all of which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

| | 3 Months Ended March 31, | |
	2023	2022
Adjusted net income:	*(in millions)*	
Net income (loss)	$ 1,939	$ (2,675)
Add back (deduct):		
Merger-related expenses	—	25
(Gain) loss on unsettled derivatives [1]	(1,524)	3,232
Loss on early extinguishment of debt	19	2
Other	3	—
Adjustments due to discrete tax items [2]	(437)	648
Tax impact on adjustments	346	(785)
Adjusted net income	$ 346	$ 447

(1) Includes ($4) million and $5 million of non-performance risk adjustment related to our derivative activities for the three months ended March 31, 2023 and 2022, respectively.

(2) The Company's 2023 income tax rate is 23.0% before the impacts of any valuation allowance.

Adjusted diluted earnings per share:		3 Months Ended March 31,		
		2023		2022
Diluted earnings (loss) per share	$	1.76	$	(2.40)
Add back (deduct):				
Merger-related expenses		—		0.02
(Gain) loss on unsettled derivatives [1]		(1.38)		2.89
Loss on early extinguishment of debt		0.02		0.00
Other		0.00		—
Adjustments due to discrete tax items [2]		(0.40)		0.58
Tax impact on adjustments		0.31		(0.69)
Adjusted diluted earnings per share	$	0.31	$	0.40

(1) Includes ($4) million and $5 million of non-performance risk adjustment related to our derivative activities for the three months ended March 31, 2023 and 2022, respectively.
(2) The Company's 2023 income tax rate is 23.0% before the impacts of any valuation allowance.

Net cash flow:		3 Months Ended March 31,		
		2023		2022
		(in millions)		
Net cash provided by operating activities	$	1,137	$	972
Add back (deduct):				
Changes in operating assets and liabilities		(373)		(136)
Merger-related expenses		—		25
Net cash flow	$	764	$	861

Free cash flow:		3 Months Ended March 31,		
		2023		2022
		(in millions)		
Net cash flow	$	764	$	861
Subtract:				
Total capital investments		(665)		(544)
Free cash flow	$	99	$	317

Adjusted EBITDA:		3 Months Ended March 31,		
		2023		2022
		(in millions)		
Net income (loss)	$	1,939	$	(2,675)
Add back (deduct):				
Interest expense		36		41
Income tax expense		12		4
Depreciation, depletion and amortization		313		275
Merger-related expenses		—		25
(Gain) loss on unsettled derivatives [1]		(1,524)		3,232
Loss on early extinguishment of debt		19		2
Other		3		—
Stock-based compensation expense		1		1
Adjusted EBITDA	$	799	$	905

(1) Includes ($4) million and $5 million of non-performance risk adjustment related to our derivative activities for the three months ended March 31, 2023 and 2022, respectively.

Adjusted EBITDA:	12 Months Ended March 31, 2023
	(in millions)
Net income (loss)	$ 6,463
Add back (deduct):	
Interest expense	179
Income tax expense	59
Depreciation, depletion and amortization	1,212
Merger-related expenses	2
Gain on unsettled derivatives [1]	(4,780)
Loss on early extinguishment of debt	31
Stock-based compensation expense	4
Other	7
Adjusted EBITDA	$ 3,177

(1) Includes ($9) million of non-performance risk adjustment for the twelve months ended March 31, 2023.

Net debt:	March 31, 2023
	(in millions)
Total debt [1]	$ 3,953
Subtract:	
Cash and cash equivalents	(3)
Net debt	$ 3,950

(1) Does not include $18 million of unamortized debt premium/discount and issuance expense.

Net debt to Adjusted EBITDA:	March 31, 2023
	(in millions)
Net debt	$ 3,950
Adjusted EBITDA	$ 3,177
Net debt to Adjusted EBITDA	1.2x